Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Funds.

Accordingly, the following amounts have been reclassified for March 31, 2007. Net assets of the Funds were unaffected by the reclassifications.

                                                               INCREASE TO
                                  REDUCTION TO PAID-IN     ACCUMULATED NET
                                               CAPITAL   INVESTMENT INCOME
       -------------------------------------------------------------------
       Maryland Fund                             2,699               2,699